UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported):

August 1, 2017

Commission File Number: 001-14236 (FelCor Lodging Trust Incorporated)

Commission File Number: 333-39595-01 (FelCor Lodging Limited Partnership)

FelCor Lodging Trust Incorporated

FelCor Lodging Limited Partnership

(Exact Name of Registrant as Specified in its Charter)

Maryland	(FelCor Lodging Trust Incorporated)	75-2541756
Delaware	(FelCor Lodging Limited Partnership)	75-2544994
(State or other jurisdiction of incorporation)		(I.R.S. Employer Identification Number)

125 E. John Carpenter Frwy. Suite 1600
Irving, TX	75062
(Address of principal	(Zip code)
executive offices)

(972) 444-4900
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01                                           Regulation FD Disclosure

On August 1, 2017, FelCor Lodging Limited Partnership (“FelCor LP”), a subsidiary and the operating partnership, of FelCor Lodging Trust Incorporated (“FelCor”), announced the commencement of a consent solicitation with respect to its outstanding 6.000% Senior Notes due 2025 (the “Notes”) to effect certain amendments to the indenture governing the Notes. A copy of the press release is attached as Exhibit 99.1 and incorporated by reference herein.

Item 8.01                                           Other Events.

See Item 7.01.

Item 9.01.                                        Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Exhibit
99.1	Press release, dated August 1, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

August 1, 2017	By:	/s/ Jonathan H. Yellen
		Name:	Jonathan H. Yellen
		Title:	Executive Vice President, General Counsel and Secretary

FELCOR LODGING LIMITED PARTNERSHIP

By: FelCor Lodging Trust Incorporated, its general partner

August 1, 2017	By:	/s/ Jonathan H. Yellen
		Name:	Jonathan H. Yellen
		Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit
99.1	Press release, dated August 1, 2017